

April 14, 2023

Andrew Keegan
Interim Chief Financial Officer
Vista Outdoor Inc.
1 Vista Way
Anoka, MN 55303

>   **Re: Vista Outdoor Inc.**
>   **Form 10-K for the Fiscal Year Ended March 31, 2022**
>   **Filed May 24, 2022**
>   **Form 8-K Filed February 2, 2023**
>   **File No. 001-36597**

Dear Andrew Keegan:

We have reviewed your April 6, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 14, 2023 letter.

Form 8-K filed February 2, 2023

Exhibit 99.1

1. We note your response to prior comment 3 and understand that your non-GAAP measure "adjusted free cash flow" intends to present "the amount of cash that would have been generated by your business for debt repayment, share repurchases and acquisitions after making capital investments required to support ongoing operations, eliminating the cash impact (including the tax impact) of the items that are adjusted in your presentation of adjusted net income." However, it is still unclear to us why you are tax effecting your adjustments, since your non-GAAP measure is a liquidity measure. To the extent that the taxes on these adjustments do not represent taxes paid in cash, please tell us how your proposed presentation in Exhibit B of your response letter complies with Question 102.11

   of the SEC's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

   You may contact Dale Welcome at 202-551-3865 or Kevin Stertzel at 202-551-3723 if you have any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Manufacturing